SEI Alternative Income Fund

One Freedom Valley Drive

Oaks, PA 19456

October 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Timothy Worthington, Esq.

            John F. Kernan

Re:	Request for Acceleration of the Effective Date of SEI Alternative Income Fund’s Pre-Effective Amendment No. 2 Under the Securities Act of 1933 and Amendment No. 2 Under the Investment Company Act of 1940 Filed on October 6, 2023 (File Nos. 333-271097 and 811-23861)

Dear Mr. Worthington and Mr. Kernan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form N-2 be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Tuesday, October 17, 2023, or as soon thereafter as practicable.

In connection with this request, SEI Investments Distribution Co., the underwriter for SEI Alternative Income Fund, has also signed this letter requesting acceleration.

Very truly yours,

SEI Alternative Income Fund /s/ Katherine Mason		SEI Investments Distribution Co. /s/ John Munch

By:	Katherine Mason	By:	John Munch
Title:	Vice President and Assistant Secretary	Title:	General Counsel and Secretary